8

08000319

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Challenger Development Corp.

*CURRENT ADDRESS

PROCESSED

JAN 2 5 2008

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

BEST AVAILABLE COPY

FILE NO. 82- 03666 FISCAL YEAR 8-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/22/08

082-03666

8/31/07
AR/S

RECEIVED

2007 JAN 18 P 12:40

CHALLENGER DEVELOPMENT CORP.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that the Annual and Extraordinary General Meeting (the "Meeting") of CHALLENGER DEVELOPMENT CORP. (the "Company") will be held on January 30, 2008 at the Company's registered office located at Suite 1925 - 700 West Georgia Street, Vancouver, B.C. at the hour of 10:00 o'clock in the morning (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period ending August 31, 2007 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting and to fix the number of directors at 4.

5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

6. To authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;
   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;
   (c) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

7. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts, proceedings, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

8. To transact such other business as may properly come before the meeting.

An Information Circular, report of the auditor and the audited financial statements of the Company for the year ended August 31, 2007, with related management discussion and analysis, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, this December 21, 2007.
BY ORDER OF THE BOARD OF DIRECTORS OF CHALLENGER DEVELOPMENT CORP.

Per : *"Simon Tam"*
Simon Tam, Director

CHALLENGER DEVELOPMENT CORP.

INFORMATION CIRCULAR

This information circular contains information as at December 21, 2007.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the Management of the Company for use at the Annual and Extraordinary General Meeting (the "Meeting") of the shareholders of CHALLENGER DEVELOPMENT CORP. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors, officers or other representatives of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy. Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, PACIFIC CORPORATE TRUST COMPANY, 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9, or to the Company prior to the commencement of the Meeting. Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to PACIFIC CORPORATE TRUST COMPANY, 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9 or at the address of the registered office of the Company at Suite 1925 - 700 West Georgia Street, Vancouver, B.C., V7Y 1A1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed **December 21, 2007** as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of December 21, 2007, the Company had outstanding 20,327,263 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Nil	Nil	Nil

The above information was supplied to the Company by the shareholders and from the insider reports available at www.SEDI.ca.

FINANCIAL STATEMENTS

The comparative audited financial statements of the Company for the year ended August 31, 2007 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management's discussion and analysis, were mailed to shareholders with the Notice of Meeting and the Information Circular.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein except special resolutions will be required to change the authorized share structure of the Company to an unlimited number of shares and to adopt new Articles for the Company. A special resolution is a resolution passed by a majority of not less than 2/3s of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at 4. The board proposes that the number of directors remain at 4. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at 4.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at **December 21, 2007.**

Name and address Positions Held	Occupation	Securities Held
Simon Tam **Hong Kong, China** **Director - Since September 17, 2007**	Director of Consolidated Global Diamond Corp. since August, 1996 Director of E-Energy Ventures Inc., since May 20,2005; Director of Xemplar Energy Corp., since August 29, 2006 ; Director of Cooper Minerals Inc., since May 2, 2006 ; Director of Croesus Gold Inc., since August 22,2006, Director of C&C Industries Corporation Ltd. since June 21, 2007.	500,000
Mike Magrum **Vancouver, B.C.** **Nominee**	Geological engineer. Director of Xemplar Energy Corp., Cooper Minerals Inc. and RPT Uranium Corp. since 2005.	Nil
Eunho Lee **Victoria, B.C.** **Nominee**	Businessman	Nil
Derrick Strickland **Vancouver, B.C.** **Nominee**	Geologist, Director of Canadian Uranium Corp. since December 2006	Nil

*Denotes member of the Audit Committee

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the board of directors (the "Board"), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Policy 58-201 *Corporate Governance Guidelines* establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses and becomes more active in operations. National Instrument 58-101 *Disclosure of Corporate Governance Practices* mandates disclosure of corporate governance practices in Form 58-101F2, which disclosure is set out below.

1. Board of Directors

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

(a) the *Business Corporations Act* (British Columbia)
(b) the Company's articles of incorporation and by-laws
(c) the Company's code of business conduct
(d) the charters of the Board and the Board committees; and
(e) other applicable laws and Company policies

The Board approves all significant decisions that affect the Company before they are implemented. The Board supervises their implementation and reviews the results.

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

The Board periodically reviews the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Board also monitors the Company's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company's external auditor.

The Board is responsible for choosing the President and appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board, including the limits on management's responsibilities and the corporate objectives to be met by the management.

The Board approves all the Company's major communications, including annual and quarterly reports, financing documents and press releases. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the Company's communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems. The Board consults with the internal auditor and management of the Company to ensure the integrity of these systems. The internal auditor submits a report to the Audit Committee each year on the quality of the Company's internal control processes and management information systems.

The Board is responsible for determining whether or not each director is an independent director. The President, Secretary and any other officer are not considered independent. None of the other directors' work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receives any fees from the Company except as disclosed in this circular.

2. Directorships

The following table sets forth the directors of the Company who currently hold directorships on other reporting issuers:

Name of Director	*Name of Other Reporting Issue*
Simon Tam	Consolidated Global Diamond Corp., Cooper Minerals Inc. and E-Energy Ventures Inc. , Xemplar Energy Corp. ,Croesus Gold Inc. and C & C Industries Corporation Ltd.
Robert T. Paterson	Snowfield Development Corp.
Marvin A. Mitchell	Island Arc Exploration Corp., Snowfield Development Corp., Kent Explorations Inc., Jantar Resources Ltd., and Cloudbreak Resources Ltd.

3. Orientation and Continuing Education

The Board of Directors of the Company briefs all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5. Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

6. **Compensation**

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of Directors with the return to shareholders.
The Board of Directors decides the compensation of the Company's officers, based on industry standards and the Company's financial situation.

7. **Other Board Committees**

The Board of Directors has no other committees than the Audit committee.

8. **Assessments**

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE

The audit committee's mandate and charter can be described as follows:

1. Each member of the Audit Committee shall be a member of the Board of Directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2. At least one of the members of the Audit Committee shall be financially literate.

3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the Board of Directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Approve any non-audit services provided by the independent auditors, including tax services. Review and evaluate the performance of the independent auditors and review with the full Board of Directors any proposed discharge of the independent auditors.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing accounting firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with the independent auditor that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be

submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's articles, or the Board of Directors.

Composition of the Audit Committee

The members of the audit committee are Robert T. Paterson, Gary F. Oakley and Marvin A. Mitchell, a majority of which are independent and at least one member of which is financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by **Dale Matheson Carr-Harris LaBonte, Certified General Accountants**, of Vancouver, British Columbia to the Company to ensure auditor independence. Fees incurred with Dale Matheson Carr-Harris LaBonte, Certified General Accountants, of Vancouver, British Columbia for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year ended August 31, 2007	Fees Paid to Auditor in the prior Fiscal Year
Audit Fees(1)	$6,000	$9,144
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	$6,000	$9,144

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "**Audit-Related Fees**" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "**Tax Fees**" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "**All Other Fees**" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

APPOINTMENT OF AUDITOR

Dale Matheson Carr-Harris LaBonte, Certified General Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards	Payouts		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)[1]

Robert T. Paterson	2007	30,000	Nil	$15,680	Nil	Nil	Nil	Nil
	2006	30,000	Nil	$34,826	Nil	Nil	Nil	Nil
	2005	30,000	Nil	$26,018	Nil	Nil	Nil	Nil
Albert Wu, Secretary & C.F.O.	2007	Nil	Nil	$9,633	Nil	Nil	Nil	Nil
	2006	Nil	Nil	$11,790	Nil	Nil	Nil	Nil
	2005	Nil	Nil	$6,030	Nil	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Robert T. Paterson	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In the Money Options at FY-End ($) Exercisable/ Unexercisable
Robert T. Paterson	Nil	Nil	225,000	$47,250

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	435,000	$0.15	1,597,726
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil
Total	435,000	$0.15	1,597,726

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended August 31, 2007, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Stock Option Plan and Incentive Stock Options

The Management has recommended that the Company renew by adoption the Stock Option Plan containing among other things, provisions consistent with the current policies of the TSX Venture Exchange. At the Meeting, shareholders will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares (the "Additional Options").

In the Rolling Plan provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

Under the Rolling Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited comparative financial statements for the year ended **August 31, 2007** and the prior fiscal year and the accompanying auditor's report and related management discussion and analysis. Copies of the Company's most current interim financial statements and related management discussion and analysis, and additional copies of this proxy circular, may be obtained from Sedar at www.Sedar.com and upon request from the Company's Secretary at the address of the Company.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED at this December 21, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Simon Tam"
Simon Tam
Director

CHALLENGER DEVELOPMENT CORP.
(Formerly Challenger Minerals Ltd.)
FINANCIAL STATEMENTS
Years Ended August 31, 2007 and 2006

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Partnership of:

Vancouver: Robert J. Burkart, Inc. · Alvin F. Dale Ltd. · Robert J. Matheson, Inc. · James F. Carr-Hilton Ltd. · Barry S. Hartley, Inc. · Rakesh I. Patel Inc. · Kenneth P. Chong Inc. · Reginald J. LaBonte Ltd.
South Surrey: Michael K. Braun Inc. · Peter J. Donaldson, Inc.
Port Coquitlam: Wilfred A. Jacobson Inc. · Fraser G. Ross, Ltd. · Brian A. Shaw Inc.

AUDITORS' REPORT

To the Shareholders of
Challenger Development Corp.

We have audited the balance sheet of Challenger Development Corp. as at August 31, 2007 and the statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
December 21, 2007

Vancouver Suite 1500 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 - Main Reception
South Surrey Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4A 6E7, Tel: 604 531 1154 • Fax: 604 538 2613
Port Coquitlam Suite 700 - 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3B 5Y9, Tel: 604 941 8266 • Fax: 604 941 0971

CHALLENGER DEVELOPMENT CORP.
(Formerly Challenger Minerals Ltd.)
Balance Sheets
August 31, 2005

		August 31		
		2007		2006
ASSETS				
CURRENT				
Cash	$	117,546	$	149,887
Accounts receivable		3,485		2,210
		121,031		152,097
MINERAL PROPERTY (Note 3)		75,000		75,000
DEFERRED EXPLORATION COSTS		14,021		9,655
	$	210,052	$	236,752
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	8,258	$	8,684
Advances due to related parties (Note 4)		41,343		17,987
		49,601		26,671
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 5)		3,992,088		3,935,163
CONTRIBUTED SURPLUS		109,252		109,252
PRIVATE PLACEMENT PROCEEDS		7,500		-
DEFICIT		(3,943,389)		(3,834,334)
		165,451		210,081
	$	215,052	$	236,752

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

"Gary Oakley" Director
Gary Oakley

"Robert T. Paterson" Director
Robert T. Paterson

CHALLENGER DEVELOPMENT CORP.
(Formerly Challenger Minerals Ltd.)
Statements of Loss and Deficit
Year Ended August 31, 2007 and 2006

		2007		2006
EXPENSES				
Accounting, audit and legal	$	19,831	$	24,196
Consulting		14,424		37,326
Filing and transfer agent fees		13,598		14,835
Foreign exchange loss (gain)		-		(303)
Interest		476		12,434
Management fees		30,000		30,000
Rent and office administration		29,235		32,854
Stock based compensation		-		93,657
Travel and promotion		1,518		1,786
Interest income		(27)		-
NET LOSS FOR THE YEAR		(109,055)		(246,785)
DEFICIT, BEGINNING OF YEAR		(3,834,334)		(3,587,549)
DEFICIT, END OF YEAR	$	(3,943,389)	$	(3,834,334)
BASIC AND DILUTED LOSS PER SHARE	$	(0.01)	$	(0.03)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		12,538,904		9,533,219

CHALLENGER DEVELOPMENT CORP.
(Formerly Challenger Minerals Ltd.)
Statements of Cash Flows
Year Ended August 31, 2007 and 2006

		2007		2006
OPERATING ACTIVITIES				
Net loss for the year	$	(109,055)	$	(246,785)
Add items not affecting cash:				
Stock-based compensation		-		93,657
Net changes in non-cash working capital items relating to operations:				
Accounts receivable		(1,275)		(973)
Accounts payable and accrued liabilities		(5,426)		(9,406)
		(115,756)		(163,507)
FINANCING ACTIVITIES				
Amounts due to related parties		23,356		31,702
Shares issued for cash, net of share issue costs		56,925		344,906
Private placement proceeds		7,500		-
		87,781		376,608
INVESTING ACTIVITIES				
Mineral property acquisition		-		(60,000)
Deferred exploration expenses		(4,366)		(3,820)
		(4,366)		(63,820)
INCREASE (DECREASE) IN CASH DURING THE YEAR		(32,341)		149,281
CASH, BEGINNING OF YEAR		149,887		606
CASH, END OF YEAR	$	117,546	$	149,887
Supplemental Cash Flow Information:				
Cash paid for income tax	$	-	$	-
Interest paid or accrued	$	476	$	-
Issue of share for debt	$	-	$	799,513
Issue of share for property	$	-	$	15,000

1. NATURE AND CONTINUANCE OF OPERATIONS AND BASIS OF PRESENTATION

a) General

The Company was incorporated on September 24, 1990 as Challenger Minerals Ltd. On February 2, 2005, the Company changed its name to Challenger Development Corp., consolidated its issued and outstanding share capital on the basis of one post-consolidation share for four pre-consolidation shares, and increased its authorized capital to 100,000,000 shares without par value. The Company is an exploration stage company engaged principally in the acquisition and development of mineral properties. The common shares of the Company are currently trading on the "NEX" board of the TSX Venture Exchange under the trading symbol "CDQ.H".

b) Going Concern

The financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of business. As of August 31, 2007 the Company had accumulated losses of $3,943,389. The ability of the Company to continue as a going concern is dependent upon the continued financial support from related parties, the ability of the Company to raise equity financing to complete exploration and development activities and upon future profitable operations or proceeds from disposition of resource properties. The financial statements do not reflect adjustments to the carrying values of assets should the Company be unable to continue as a going concern.

c) Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Mineral Properties

The Company records its interests in unproven mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral property acquisition and exploration costs are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral property on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether capitalized costs are impaired.

Mineral properties, where future cash flows are not reasonably determinable, are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

a) Mineral Properties (Cont'd)

Capitalized costs as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.

b) Future Site Restoration Costs

Estimated future site restoration costs are provided for on the unit-of-production method. Costs are based on estimates in accordance with current legislation and industry practices. Actual removal and site restoration expenditures are charged to the accumulated provision account as incurred.

c) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to determination of impairment of assets, mineral property carrying values, useful lives for depreciation and amortization, the value of future income tax assets and future income tax liabilities, and the determination of fair value for stock based transactions. Financial results as determined by actual events could differ from those estimates.

d) Future Income Taxes

Income taxes are accounted for using the liability method, which requires the recognition of taxes payable or refundable for the current period and future tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and future tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The measurement of future tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the future tax asset does not meet a more likely than not criterion. The Company has not recognized potential future benefit amounts as the criteria for recognition under GAAP have not been met.

e) Loss Per Share

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the period. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options have been excluded as they are anti-dilutive.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

f) Financial Instruments

The Company's financial instruments consist of cash, taxes receivable, accounts payable and accrued liabilities, and advances due to related parties. The fair value of he Company's current assets and current liabilities are estimated by management to approximate their carrying values based due to their immediate or short-term maturity. The fair value of advances due to related parties is not determinable as they are without specific terms of repayment.

g) Stock Based Compensation

The Company has adopted the accounting recommendations of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments. The standard requires that all stock based awards made to employees and non-employees be measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model.

h) Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company may be at risk for environmental issues and fluctuations in commodity prices. Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration or interest rate risk. The Company's functional currency is the Canadian dollar. All current operations occur within Canada. There is currently no significant foreign exchange risk to the Company.

3. MINERAL PROPERTY

By agreement dated February 24, 2005 and subsequent amendments with the latest dated May 31, 2006 with Snowfield Development Corp. ("Snowfield"), a related company with a common director, the Company acquired an option to earn up to a 51% joint venture interest in the Wire Mineral Claim located in Drybones Bay Area, Great Slave Lake, Northwest Territories.

Snowfield holds an option pursuant to a Letter of Intent agreement with an unrelated third party (the "Optionor") to earn a 100% interest in the Wire Claim. In accordance with the agreement between the Company and Snowfield, the Company agreed to make cash payments totalling $60,000, issue 300,000 common shares, and expend a total of $250,000 on programs of exploration on the Wire Claim under a two stage option as follows:

Stage I

To earn a 25% interest in the Wire Claim, the Company has agreed to:

i) pay $25,000 to Snowfield within five business days after the option agreement is accepted for filing with TSX Venture Exchange (the "Exchange") or by October 31, 2005 at the latest (paid);
ii) issue 100,000 common shares of its capital stock within five business days after the option agreement is accepted for filing with the Exchange or October 31, 2005 at the latest (issued); and
iii) expend an aggregate of $100,000 on a Stage I program of exploration and development work on the Wire Claim on or before June 30, 2007. To date the Company has expended $14,021 on this property.

3. MINERAL PROPERTY (Cont'd)

Stage II

To earn a further 26% interest in the Wire Claim, the Company has agreed to:

i) pay a further $35,000 to Snowfield on or before January 31, 2006 (paid);
ii) expend a further aggregate of $150,000 on a Stage II program of exploration and development work on the Wire Claim on or before January 31, 2008; and
iii) issue a further 200,000 common shares to Snowfield within five business days following the acceptance for filing with the Exchange of a geological report prepared by an independent Professional Engineer or Geologist recommending further expenditure in excess of $150,000 Stage II program on the Wire Claim or by March 31, 2008 at the latest.

Should the Company be successful in discovering kimberlitic pipes on the Wire Claim, the Company will pay Snowfield the sum of $35,000 for each kimberlitic pipe discovered up to a maximum of two kimberlitic pipes or a total payment of $70,000.

A 4% cumulative, overriding Production Royalty on any diamond production from the Wire Claim is reserved in favour of the Optionor and Snowfield, at 2% each, with a buy-back proviso contained in the Production Royalty Agreement allowing the Company to purchase back from the Optionor and Snowfield up to 50% (2% cumulative) of the Production Royalty at a total cost of $3,000,000.

The Optionor and Snowfield have confirmed that the property agreement will remain in good standing until January 31, 2008 in spite of the fact that certain terms of the agreement are not in full compliance. The parties are currently negotiating revised terms to the option agreement.

Deferred exploration costs incurred were as follows:

	Year Ended August 31, 2007	Year Ended August 31, 2006
Balance, beginning of year	$ 9,655	$ 5,835
Addition during the year		
Camp rental	210	393
Consultants and geologists	3,100	1,524
Equipment rental and repair	247	384
Field supplies	86	106
Miscellaneous	14	37
Project administration	709	1,376
	4,366	3,820
Balance, end of year	$ 14,021	$ 9,655

4. RELATED PARTY TRANSACTIONS

Related parties are comprised of corporate directors and/or their spouses and private corporations or other entities controlled by directors. Related party transactions are in the normal course of business and are measured at their exchange amounts. The amounts due include loans and/or cash advances made to the Company, expenses incurred on behalf of the Company, unpaid management and administrative service fees.

		August 31 2007		August 31 2006
Administration expenses	$	27,836	$	7,450
Deferred exploration expenses		507		7,537
Management fees		13,000		3,000
Advances due to related parties	$	41,343	$	17,987

All amounts due to related parties are unsecured and without specified terms of repayment. No interest was accrued on amounts due to related parties since November 1, 2005. All amounts due to related parties at November 30, 2005 totalling $799,513 were settled in December 2005 by the issuance of 5,330,089 common shares at $0.15 per share.

During the year, the Company incurred $30,000 (2006 - $30,000) in management fees payable to a director.

During the year, the Company incurred $29,220 (2006 - $22,885) in office rent, overhead and filing fees payable to a director and a company controlled by a director.

During the year, the Company incurred $29,788 (2006 - $59,564) in accounting, consulting and secretarial services payable to companies controlled by a director and an officer.

During the year, the Company incurred $1,518 (2006 - $1,786) in travelling expense payable to a director.

During the year, the Company incurred $Nil (2006 - $11,884) in interest and foreign exchange losses on loans and cash advances and other amounts due to directors, and to corporations or other entities controlled by directors.

During the year, the Company recorded $1,180 (2006 - $2,820) in deferred exploration costs incurred by Snowfield and a company controlled by a director. The President and Director of Snowfield is also the President and Director of the Company. (Refer to Note 3)

5. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value

b) Issued and Fully Paid

	Number of Shares		Amount
Balance, August 31, 2005	4,116,007	$	2,801,339
Issued on private placement (Note 5(b)(ii))	1,700,000		255,000
Less: costs of private placement (Note 5(b)(ii)	-		(70,189)
Issued for debt settlement (Note 5(b)(iii))	5,330,089		799,513
Issued for property (Note 5(b)(iv))	100,000		15,000
Issued on exercise of warrants	1,000,000		130,000
Issued on exercise of stock options	30,000		4,500
Balance, August 31, 2006	12,276,096		3,935,163
Issued on exercise of warrants	379,500		56,925
Balance, August 31, 2007	12,655,596	$	3,992,088

(i) On December 23, 2005 the Company completed a brokered private placement for 1,700,000 units at a price of $0.15 per unit for proceeds of $184,811 net of finder's fees, commissions, and costs. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at the price of $0.15 per share for a period of one year from the completion of the offering. The Company paid an agent a commission of 9% of the gross proceeds raised and a fee of $10,000 for providing corporate finance services. In addition, the Company granted the agent warrants to purchase 255,000 common shares of the Company at a price of $0.15 per share for a period of one year from the completion of the offering.

The Company accounts for the agent warrants using the fair value method. Under this method, $15,595 share issuance cost was recorded as an addition to contributed surplus for warrants granted. The fair value of agent warrants was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.84%
Expected dividend yield	0%
Expected stock price volatility	103%
Expected option life	1 year

5. SHARE CAPITAL (Cont'd)

b) Issued and Fully Paid (Cont'd)

(ii) On December 12, 2005, the Company completed a debt settlement transaction dated October 31, 2005 with certain related parties to settle outstanding debts of $799,513 by issuing 5,330,089 common shares of the Company at the price of $0.15 per share.

(iii) On December 23, 2005, the Company issued 100,000 common shares to Snowfield in accordance with terms of the Wire Property agreement. (See Note 3.)

(iv) During the year ended August 31, 2007, the Company issued 379,500 common shares on the exercise of warrants at a price of $0.15 per share.

c) Stock Options

The Company, in accordance with the Policies of the Exchange, adopted a Stock Option Plan, whereby the Company is authorized to grant stock options for up to 10% of the Company's issued and outstanding common shares. This Stock Option Plan was approved by the shareholders during the Annual and Extraordinary General Meeting on March 18, 2005 and accepted for filing by the Exchange on January 12, 2006.

On January 13, 2006, the Company issued a total of 900,000 of stock options to its directors, officers, and consultants exercisable at the price of $0.15 per share for a period of three years expiring January 13, 2009. The Company accounts for its stock option plan using the fair value method. Under this method, $93,657 stock-based compensation was recorded as an expense for options granted. The fair value of stock options used to calculate compensation expenses is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.82%
Expected dividend yield	0%
Expected stock price volatility	101%
Expected option life	3 years

A summary of the Company's stock options is as follows:

	Year Ended August 31, 2007			Year Ended August 31, 2006		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Balance, Beginning of year	870,000	$	0.15	-	$	-
Granted	-		-	900,000		0.15
Exercised	-		-	(30,000)		-
Balance, end of year	870,000	$	0.15	870,000	$	0.15

5. SHARE CAPITAL (Cont'd)

d) Warrants

	2007			2006		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Balance, Beginning of year	1,955,000	$	0.15	1,135,000	$	0.13
Issued	-		-	1,955,000		0.15
Exercised	(379,500)		0.15	(1,000,000)		0.13
Expired	(1,575,500)		0.15	(135,000)		0.13
Balance, end of year	-	$	-	1,955,000	$	0.15

e) Contributed Surplus

		2007		2006
Balance, beginning of year	$	109,252	$	-
Stock based compensation				
Stock options granted		-		93,657
Agent warrants granted		-		15,595
Balance, end of year	$	109,252	$	109,252

6. INCOME TAXES

The actual income tax provisions differ from the expected amounts as calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company's loss before income taxes. The components of these differences are as follows:

		2007		2006
Loss before income taxes	$	(109,055)	$	(246,785)
Corporate tax rate		34.1%		34.1%
Expected tax expense (recovery)		(37,188)		(84,154)
Decrease (increase) resulting from:				
Finance costs		(3,723)		(3,723)
Non-deductible expenses		-		31,937
Unrecognized tax losses		40,911		55,940
	$	-	$	-

6. INCOME TAXES (cont'd)

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2007	2006
Resource allocation pools	$ 487,000	$ 485,000
Non-capital losses available	355,000	362,000
Valuation allowance	(842,000)	(847,000)
Net future income taxes	$ -	$ -

As the criteria for recognizing future income tax assets have not been met, due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $1,042,000 (2006 - $1,062,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
2008	155,000
2009	138,000
2010	114,000
2014	175,000
2015	182,000
2026	158,000
2027	120,000
	$ 1,042,000

In addition, the Company has Canadian exploration and development expenditures approximating $1,429,000 which are available to reduce future taxable income. No recognition has been given in the accounts to the potential future benefits that may arise on utilization of these tax losses and expenditures. The exploration and development costs carry forward indefinitely.

7. SUBSEQUENT EVENTS

a) In September 2007, the Company completed a private placement of 6,666,667 units at the price of $0.075 per unit for gross proceeds of $500,000. Each unit consists of one common share and one purchase warrant which entitles the holder to purchase one additional common share at the price of $0.10 per share within one year. The Company also issued 570,000 common shares at the price of $0.075 in payment of finder's fee.

b) In September 2007, 435,000 stock options were exercised at the price of $0.15 for total proceeds of $65,250.

CHALLENGER DEVELOPMENT CORP.
(Formerly Challenger Minerals Ltd.)
MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended August 31, 2007

Date of Information

This Management Discussion and Analysis is prepared on November 30, 2007. The following information should be read in conjunction with the audited financial statements for the year ended August 31, 2007 and related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles. Additional information about the Company is also available at www.sedar.com

Overall Performance

The Company is an exploration stage company engaged principally in the acquisition, exploration and development of mineral properties.

Effective February 2, 2005, the Company changed its name to Challenger Development Corp. with the symbol "CDQ.H" trading on the TSX Venture Exchange. Concurrently, the Company consolidated its share capital on a four old shares for one new share basis and increased its authorized capital to 10,000,000 common shares. During the Annual and Extraordinary General Meeting on March 18, 2005, the shareholders of the Company approved the adoption of a new form of Articles for the Company and the alteration of the Company's Notice of Articles to remove the application of the pre-existing company provisions prescribed under the Business Corporations Act (British Columbia).

In February 2005, the Company acquired an option to earn up to 51% in the Wire Mineral Claim located in Northwest Territories by agreeing to pay $60,000, issue 300,000 common shares of the Company, and expend $250,000 in exploration work over stages. As of August 31, 2007, the Company had paid $60,000, issued 100,000 common shares and expended a total of $14,021 on the property. The Company has not earned any interest in the Wire Property as of August 31, 2007.

During the year ended August 31, 2007, the Company incurred a total loss of $109,055 and expended a total of $4,366 in deferred exploration costs in the Wire Property.

As the Company is still in the exploration stage, the Company does not have any operating revenue and is expected to continue to incur losses in the foreseeable future.

Exploration and Property Acquisition and Disposition

As part of its reactivation on the TSX Venture Exchange, the Company has negotiated the acquisition of a diamond exploration property (the "Wire Claim"), located in the Yellowknife area, N.W.T., which has been the subject of earlier ground and airborne geophysical surveys, surface sampling and a one-hole diamond drill program. The Wire Claim is currently under option by Snowfield Development Corp. ("Snowfield"). The President and Director of Snowfield is also the President and Director of the Company. In accordance with the Letter of Intent agreement with Snowfield dated February 24, 2005 and subsequently amended on July 10, 2005, August 29, 2005 and May 31, 2006, the Company can earn up to a 51% joint venture interest in the Wire Claim located in Drybones Bay Area, Great Slave Lake, Northwest Territories by agreeing to make cash payments totaling $60,000, issue 300,000 common shares to Snowfield, and expend a total of $250,000 on programs of exploration on the Wire Claim under a two stage Option as follows:

Stage I

To earn a 25% interest in the Wire Claim, the Company will:

i) pay $25,000 to Snowfield on or before October 31, 2005 at the latest (paid);
ii) issue 100,000 common shares of its capital stock on or before October 31, 2005 at the latest (issued); and
iii) expend an aggregate of $100,000 on a Stage I program of exploration and development work on the Wire Claim on or before June 30, 2007.

Stage II

To earn a further 26% interest in the Wire Claim, the Company will:

i) pay a further $35,000 to Snowfield on before January 31, 2006 (paid);
ii) expend a further aggregate of $150,000 on a Stage II program of exploration and development work on the Wire Claim on or before January 31, 2008; and
iii) issue a further 200,000 common shares to Snowfield by March 31, 2008 at the latest.

Should the Company be successful in discovering kimberlitic pipes on the Wire Claim, the Company will pay Snowfield the sum of $35,000 for each kimberlitic pipe discovered up to a maximum of two kimberlitic pipes or a total payment of $70,000. A 4% cumulative, overriding Production Royalty on any diamond production from the Wire Claim is reserved in favour, collectively, of Robert Carroll and Snowfield with a buy-back proviso contained in the Production Royalty Agreement allowing the Company to purchase back from Robert Carroll and Snowfield up to 50% (2% cumulative) of the Production Royalty at a total cost of $3,000,000. As of August 31, 2007, the Company has not fully complied with the terms of the property option agreement. However, both Snowfield and Robert Carroll have confirmed that the property agreement remains in good standing until January 31, 2008 in spite of the fact that certain terms of the agreement are not in full compliance.

In April 2007, the Company engaged an independent geological consultant to prepare a technical report on the Property in accordance with National Instrument 43-101F1 -*Technical Report* criteria which was filed with SEDAR.

The Company plans on expending a minimum of $100,000 on Stage I and II program of exploration and development work on the Property. The Company is scheduled to launch a drilling program as soon as the claim ground is frozen and becomes assessable sometime in February or March 2008.

Results of Operations

Quarter ended August 31, 2007

During the quarter ended August 31, 2007, the Company incurred a net loss of $28,094 in comparison with a net loss of $26,781 during the same quarter last year. The decreased loss of $1,313 was mainly due to reduction in consulting fees of $2,806 in consulting fees counter-balanced by reduction in accounting, audit and legal fees of $1,809.

The major expenditures during the quarter ended August 31, 2007 were as follows:

(1) $7,500 in management fees for the President who provides services in corporate development, property acquisition, and project management;
(2) $7,482 in rent and office administration expenses; and
(3) $4,593 in consulting fees;

Year ended August 31, 2007

During the year ended August 31, 2007, the Company incurred a net loss of $109,055 in comparison with a net loss of $246,785 during the same period last year. The decreased loss of $137,730 was mainly due to reduction in stock based compensation of $93,657, consulting fees of $18,402, general exploration expense of $4,500 and interest expense of $11,958.

The major expenditures during the year ended August 31, 2007 were as follows:

(1) $30,000 in management fees for the President who provides services in corporate development, property acquisition, and project management;
(2) $29,235 in rent and office administration expenses; and
(3) $19,831 in accounting, audit and legal fees.

Deferred Exploration Expenses

During the period and year ended August 31, 2007, the Company incurred deferred exploration expenses as follows:

	Three Months Ended August 31, 2007	Year Ended August 31, 2007
Balance, beginning of period	$ 13,196	$ 9,655
Additions during the period:		
Camp rental	(26)	210
Equipment rental and repair	(31)	247
Field supplies	86	86
Geological consultants	500	3,100
Miscellaneous	(2)	14
Project administration	298	709
	825	4,366
Balance, end of period	$ 14,021	$ 14,021

During the period, there were minimum activities on the property as the Company was awaiting for cold weather to enable its joint venture partner to build an access road over the frozen lake surface.

Summary of Quarterly Results

Quarter Ended	Revenue ($)	Operating Loss ($)	Basic & Fully Diluted Loss Per Share ($)	Total Assets ($)	Long Term Liabilities ($)	Cash Dividend ($)
August 31, 2007	Nil	28,094	-	210,052	Nil	Nil
May 31, 2007	Nil	26,698	-	225,217	Nil	Nil
February 28, 2007	Nil	28,745	-	236,630	Nil	Nil
November 30, 2006	Nil	25,518	-	200,785	Nil	Nil
August 31, 2006	Nil	26,781	-	236,752	Nil	Nil
May 31, 2006	Nil	60,348	-	250,971	Nil	Nil
February 28, 2006	Nil	118,568	0.01	202,408	Nil	Nil
November 30, 2005	Nil	41,088	0.01	19,605	Nil	Nil

During the last eight quarters, operating losses have been relatively consistent ranging from $26,000 to $60,000 except for quarter ended February 28, 2006 which included non-recurring stock based compensation expense of $93,657. Commencing from the quarter ended May 31, 2006, the quarterly operating loss is expected to be lower as the Company has repaid all of its interest bearing debt by issuing 5,330,089 common shares. The assets were significantly increased to $236,752 as of August 31, 2006 mainly due to the completion of the initial public offering of 1,700,000 common shares at the price of $0.15 per share. It is expected that there will be fluctuations in the Company's quarterly expenditures which reflect the seasonal variation of exploration activities and the Company's ability to raise capital for its project.

Liquidity and Capital Resources

On December 23, 2005, the Company completed a brokered private placement for proceeds of $184,811, net of financing expenses. The financing was composed of 1,700,000 units at a price of $0.15 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share in the capital stock of the Company at a price of $0.15 per share for a period of one year. The Company paid an agent a commission of 9% of the gross proceeds raised and $10,000 for providing corporate finance services. The Company also agreed to grant the agent non-transferable share purchase warrants entitling the agent to purchase up to 255,000 common shares of the Company at the price of $0.15 per share for a period of one year from the completion of the private placement. The Company accounts for the agent warrants using the fair value method. Under this method, $15,595 stock based compensation was recorded as an addition to contributed surplus for warrants granted. The fair value of stock options used to calculate compensation expenses is estimated using the Black-Scholes Option Pricing Model.

In addition, on December 12, 2005, the Company completed a debt settlement transaction with certain related parties to settle outstanding debts of $799,513 by issuing 5,330,089 common shares of the Company at a price of $0.15 per share. In May 2006, the Company received $130,000 and $4,500 from exercise of 1,000,000 warrants and 30,000 stock options respectively.

During the year ended August 31, 2007, the Company received $56,925 from exercise of 379,500 warrants and $7,500 for share subscription. All warrants including 941,000 share purchase warrants and 255,000 agent warrants were expired in December 2006.

As at August 31, 2007, the Company had a working capital of $76,430 in comparison with working capital of $125,426 as of August 31, 2006. The Company believes that it may need to raise additional cash to fund its operation in the next twelve months.

In September 2007, 435,000 stock options were exercised at the price of $0.15 for total proceeds of $65,250.

Related Party Transactions

Related parties are comprised of corporate directors and/or their spouses and private corporations or other entities controlled by directors. Related party transactions are in the normal course of business and are measured at their exchange amounts. The amounts due include loans and/or cash advances made to the Company, expenses incurred on behalf of the Company, unpaid management and administrative service fees and accrued interest as follows:

Companies controlled by the Robert Paterson, director:		
Sevenoaks Properties Ltd.	$	14,942
Devon Group Management		8,512
Company with a common director		
Snowfield Development Corp.		507
Loan and advances from Robert Paterson, director		16,747
Company controlled by Albert Wu, officer		
Albert Wu & Associates Ltd.		635
	$	41,343

All amounts due to related parties are unsecured, non-interest bearing and without specified terms of repayment. All related parties stopped charging interest to the Company effective November 1, 2005.

During the year, the Company incurred $30,000 (2006 - $30,000) in management fees payable to Robert Paterson. Mr. Paterson supervises the operation of the Company and provides management services.

During the year, the Company incurred $29,220 (2006- $22,885) in office rent, overhead and filing fees payable to Robert Paterson and Sevenoaks Properties Ltd. a company controlled by Robert Paterson.

During the year, the Company incurred $29,788 (2006 - $59,564) for accounting, consulting and secretarial services payable to companies controlled by a director and an officer. Of the total, $9,633 was charged by Albert Wu & Associates Ltd., a company controlled by Albert Wu for accounting services and preparation of financial statements; $16,546 was charged by Devon Group Management Corp. and $3,609 was charged by Sevenoaks Properties Ltd., both are private companies controlled by Robert Paterson for providing secretarial, administration and consulting services in preparing various agreements and filings with SEDAR and TSX Venture Exchange.

During the year, $1,518 (2006 - $1,786) was recorded in the accounts for travelling expenses incurred on behalf of the Company by Robert Paterson.

During the year, the Company incurred $Nil (2006 - $11,884) in interest and foreign exchange on loans and cash advances and other amounts due to directors, person related to a director and companies controlled by directors as below:

	2007	2006
Gary Oakley, director	$ -	$ 6,946
Valerie Oakley, wife of Gary Oakley	-	880
Robert Paterson, President and director	-	693
Companies controlled by Gary Oakley:		
Britannia Corp Management Ltd.	-	386
The Berkeley Group	-	1,482
Company controlled by Robert Paterson		
Sevenoaks Properties Ltd.	-	1,497
	$ -	$ 11,884

Investor Relations

During the year ended August 31, 2007, the Company did not have any expenses for investor relations.

Risk and Uncertainties

The Company holds an interest in a mineral property and as such is exposed to the laws governing the mining industry with respect to such matters such as taxation, environmental compliance, expropriation of property as well as shifts in the politics and labour unrest, any of which could adversely affect the Company and its exploration and production activities.

The Company's business, results of operations, financial condition, and the trading price of its common shares could be materially adversely affected by any of the foregoing risks and by other risks, including risks related to development of mineral deposits, metal prices, title matters, reclamation costs, metal price volatility, competition, additional funding requirements, insurance, currency fluctuations, conflicts of interest, and share trading volatility. Any of these risks could have a material adverse effect on the business, operations or financial condition of the Company.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amounts of certain revenue and expenses during the period. Actual results could differ significantly from those estimates. Specific items requiring estimates are accounts receivable, equipment, and amortization, asset retirement obligations, future income taxes, stock-option compensation and other accrued liabilities and contingent liabilities.

The Company has estimated the present value of estimated future asset retirement costs for the Wire Property to be $Nil at August 31, 2007. Estimates of these closure costs and the expected timing of their incurrence are reviewed periodically. It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, cost estimates or the estimated remaining ore reserves.

During the year ended August 31, 2006, the Company recorded $93,657 and $15,595 in stock based compensation from granting 900,000 stock options and 255,000 warrants respectively based on an estimate of the fair value of the options on the grant date. This accounting required estimates of interest rates, life of options, stock price volatility and the application of the Black-Scholes option pricing model.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance-sheet arrangements.

Disclosure and Internal Financial Reporting Control and Procedures

The Company has evaluated its disclosure and internal financial reporting controls and procedures as of August 31, 2007 and concluded that the Company's disclosure and internal financial reporting controls and procedures, as at August 31, 2007, are effective in ensuring that material information is disclosed adequately and timely. The Company's disclosure and internal financial reporting controls and procedures can only provide reasonable assurance and not absolute assurance and the Company will re-evaluate its system and make necessary improvements from time to time.

Latest Outstanding Share Data

As of December 27, 2007, the Company had the following outstanding securities:

(1) Common shares issued - 20,327,263

(2) Stock options – 435,000

(3) Share purchase warrants – 666,667

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